UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

                                    FORM 3

                          OMB APROVAL
                          OMB NUMBER:  3235-0104
                          Expires: December 31, 2001
                          Estimated average burden
                          hours per response........0.5

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the
                         Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*

     Norton Company
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     (Last)                         (First)                      (Middle)

     One New Bond Street
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                                   (Street)

     Worcester                        MA                           01615-0008
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     (City)                         (State)                           (Zip)


2.   Date of Event Requiring Statement (Month/Day/Year)

     08/29/00
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3.   IRS or Social Security Number of Reporting Person (Voluntary)


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4.   Issuer Name and Ticker or Trading Symbol

     Chemfab Corporation (NYSE:CFA)
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5.   Relationship of Reporting Person(s) to Issuer   (Check all applicable)

       Director                                        X 10% Owner
    ---                                               ---

       Officer (give title below)                        Other (specify below)
    ---                                               ---

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6.   If Amendment, Date of Original (Month/Day/Year)


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7.  Individual or Joint/Group Filing (Check Applicable Line)

    Form filed by One Reporting Person
----

  X Form filed by More than One Reporting Person
----

             Table I -- Non-Derivative Securities Beneficially Owned


1.   Title of Security                            2. Amount of Securities     3. Ownership         4.   Nature of Indirect
     (Instr. 4)                                      Beneficially Owned          Form: Direct           Beneficial Ownership
                                                     (Instr. 4)                  (D) or Indirect        (Instr. 5)
                                                                                 (I)(Instr. 5)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.10                       7,126.422 shares                 I              Held through an indirect wholly
                                                                                                    owned subsidiary of Norton
                                                                                                    Company


                                                                          (Over)
                                                                 SEC 1473 (7-97)

FORM 3 (contniued)

           Table II -- Derivative Securities Beneficially Owned
      (e.g., puts, calls, warrants, options, convertible securities)



1.   Title of Derivative           2. Date Exercisable          3.   Title and Amount of     4. Conver-    5. Owner-    6. Nature
     Security (Instr. 4)              and Expiration                 Securities Underlying      sion or       ship         of In-
                                      Date (Month/Day/Year)          Derivative Security        Exercise      Form of      direct
                                      -------------------------         (Instr. 4)              Price of      Deriv-       Bene-
                                      Date           Expira-       -------------------------    Derivative    ative        ficial
                                      Exer-          tion             Title           Amount    Security      Security:    Owner-
                                      cisable        Date                             or                      Direct       ship
                                                                                      Number                  (D) or      (Instr.
                                                                                      of                      Indirect     5)
                                                                                      Shares                  (I)
                                                                                                              (Instr.
                                                                                                              5)
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




Explanation of Responses:

Pursuant to an offer to purchase dated August 2, 2000 (the "Offer") by Norton Company, a Massachusetts corporation and an indirect wholly owned subsidiary of Compagnie de Saint-Gobain, a French corporation, through its indirect wholly owned subsidiary PPLC Acquisition Corp., a Delaware corporation, (each a "Reporting Person" and collectively, the "Reporting Persons"), for all of the outstanding shares of common stock, par value $0.10 per share, of Chemfab Corporation (the "Shares"), a Delaware corporation (the "Issuer"), Norton Company accepted for payment 7,126,422 Shares validly tendered and not withdrawn pursuant to the Offer. Such Shares accepted for payment represent approximately 94% of the outstanding Shares of the Issuer.

Other Reporting Persons:
 o   PPLC Acquisition Corp., 150 Dey Road
     Wayne, NJ 07460

 o   Compagnie de Saint-Gobain, Les Miroirs,
     92096 Paris France

Date:  August 31, 2000               NORTON COMPANY


                                     By:  /s/ John R. Mesher
                                       -------------------------------------
                                          Name:    John R. Mesher
                                          Title:   Vice President


Date:  August 31, 2000               PPLC ACQUISITION CORP.


                                     By:   /s/ John R. Mesher
                                      --------------------------------------
                                          Name:    John R. Mesher
                                          Title:   Vice President and Secretary


Date:  August 31, 2000               COMPAGNIE DE SAINT GOBAIN


                                     By:   /s/ GIANPAOLO CACCINI
                                      --------------------------------------
                                          Name:    Gianpaolo Caccini
                                          Title:   Senior Vice President


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                                                                 SEC 1473 (7-97)